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                             July 18, 2023

       Rory Riggs
       Chief Executive Officer
       Cibus, Inc.
       6455 Nancy Ridge Drive
       San Diego, CA 92121


                                                        Re: Cibus, Inc.
                                                            Form 8-K/A filed
June 29, 2023
                                                            File No. 001-38161

       Dear Rory Riggs:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K/A filed June 29, 2023

       Exhibit 99.7 Unaudited Pro Forma Combined Financial Information for Cibus Global, LLC and
       Calyxt, Inc.
       Introductory Note, page 1

   1. Please clarify the following regarding your determination that Calyxt, Inc. is the accounting acquirer:
                                                            Tell us how you
determined that Cibus Global met the definition of a variable interest entity and identify
the primary beneficiary of Cibus Global prior to the business combination. Please
note that the initial determination of whether a legal entity is a
                                                            VIE shall be made
on the date at which a reporting entity becomes involved with the legal entity. Refer
to ASC 810-10-25-37 and ASC 810-10-15-14.
                                                            You disclose that
Calyxt, Inc. will be the managing member and has been determined to be the
accounting acquirer. Please confirm that Calyxt, Inc. as referred to herein, is the newly
combined entity that will be renamed as Cibus, Inc. With reference to (i)
 Rory Riggs
Cibus, Inc.
July 18, 2023
Page 2
              the ownerships interests in Cibus, Inc. and (ii) the primary beneficiary of Cibus
              Global prior to the merger, please address whether there has been a change in control of Cibus Global. If not, please address the appropriateness of stepping up the assets and liabilities of Cibus Global to fair value.
                We note that the combined company will be organized in an
UP-C    structure, and
              Cibus Inc.   s only material asset will consist of Cibus Common
Units. Legacy Calyxt,
              Inc. stockholders are expected to own approximately 5% of the issued and outstanding shares of Cibus, Inc. and legacy holders of Cibus Global membership units are expected to own approximately 95% of the issuance and outstanding shares of Cibus, Inc. With reference to these ownership interests, please explain why, for accounting purposes, you believe that Calyxt Inc. is the accounting acquirer and
              Cibus Global is the acquiree.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355
with any questions.




                                                              Sincerely,
FirstName LastNameRory Riggs
                                                              Division of
Corporation Finance
Comapany NameCibus, Inc.
                                                              Office of
Industrial Applications and
July 18, 2023 Page 2                                          Services
FirstName LastName